FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

May 20, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1) Translation of the notification to the Chilean Securities and Exchange Commission dated May 18, 2004 regarding the sale agreement of Telefónica Móvil S.A.'s shares.

Item 1.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

Sale Agreement for Telefónica Móvil Chile S.A. shares

At its regular meeting held on May 18, 2004, the Board of Directors of Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or "Company") unanimously approved to recommend to shareholders the approval of the offer made by Telfónica Móviles S.A ("TEM") to acquire 100% of the Company's subsidiary, Telefónica Móvil Chile S.A.

The price offered by TEM is US$1,007 million to be paid in cash upon closure of the transaction. Similarly, TEM will pay the debt Telefónica Móvil Chile S.A. has with Telefónica CTC Chile at the closure of the transaction. As of March 31, 2004, this debt totaled US$243* million.

Completion of the transaction will require shareholder approval at an Extraordinary Shareholders' Meeting, to be held within the next 60 days, and will require creditor approval as well.

As a related party transaction and in accordance with Chilean Corporate Governance Law, this transaction was examined and unanimously approved by the Company's Director's Committee.

Currently, Telefónica S.A. holds a 43.6% participation in Telefónica CTC Chile S.A. Telefónica S.A. also holds a 92.44% controlling interest in TEM.

Additionally, the Board will propose an extraordinary dividend payment in the amount of US$800 million at the Extraordinary Shareholder's Meeting being held for approval of the transaction.

* = Considers an exchange rate of $638.22 per US$.

Reported to the Chilean Securities and Exchange Commission on May 18, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer